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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2004
Commission File Number: 000-49946

Alamos Gold Inc.
(Translation of registrant's name into English)

Suite 1503, 110 Yong Street
Toronto, Ontario, Canada M5C 1T4
(Address of principal executive offices)

Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6
(Former Name or Former Address, if Changed Since Last Report)

1. Material Change Report and Press Release, June 18, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F...... **Form 40-F..XXX**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act
Form 27 under Section 118(1) of the Alberta Securities Act
Form 27 under Section 75(2) of the Ontario Securities Act
Under Section 73 of the Quebec Securities Acts
(Individually, the "Act" and collectively, the "Securities Acts")

1.   Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. ("Alamos Gold")
Suite 1503, 110 Yonge Street
Toronto, ON   M5C 1T4

2.   Date of Material Changes

State the date of the material change. June 18, 2004

3.   Press Release

The press release dated June 18, 2004 was filed with the TSX Venture Exchange and the British Columbia, Alberta, Ontario and Quebec Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos Gold announced that it has been approved for listing on the Toronto Stock Exchange. Its common shares will be delisted from the TSX Venture Exchange on June 21, 2004, and will listed and posted for trading on the Toronto Stock Exchange at the open of the market on Monday, June 21, 2004 under the trading symbol AGI.

5.   Full Description of Material Change

Reference Alamos Gold's press release dated June 18, 2004 herein.

6.   Reliance on Section 85(2) (BC), Section 118(2) (AB), Section 75(3) (ON) and Section 74 (QC) of the Securities Acts

Not applicable.

7.   Omitted Information

Not applicable.

8.   Senior Officers

The following senior officer of Alamos Gold is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-368-9932
Fax: 416-368-2934

9.   Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 18th day of June, 2004.

/s/ Sharon L. Fleming

_____

Sharon L. Fleming
Corporate Secretary



Alamos Gold Inc.

Suite 1503, 110 Yonge Street
Toronto, Ontario
Canada   M5C 1T4

Telephone: (416) 368-9932
Facsimile: (416) 368-2934

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

Alamos Gold Inc. Listing on Toronto Stock Exchange

Toronto, Ontario – June 18, 2004 - Alamos Gold Inc. ("Alamos Gold") announces that its common shares have been approved for listing by the Toronto Stock Exchange ("TSX"). The stock symbol "AGI" has been reserved for use for Alamos Gold upon closing and listing on the TSX.

Alamos Gold's common shares will be listed and posted for trading on the TSX at the opening of trading on Monday, June 21, 2003.

The common shares of the Company have been listed for trading on TSX Venture Exchange since February 21, 2003. The common shares will be delisted from TSX Venture Exchange on June 21, 2004.

Alamos Gold cordially invites you to attend the Annual General Meeting of shareholders which will be held at 4:30 pm on Monday, June 21, 2004 at the TSX Broadcast & Conference Centre located at street level in The Exchange Tower, 130 King St. West, Toronto, Ontario, Canada.

Alamos Gold, a development stage mining company, has 100% ownership of the Mulatos Deposit, one of the largest measured, indicated, and inferred gold resources in Mexico. The project is fully permitted. Alamos Gold has completed a Feasibility Study on the Phase One Estrella Pit, containing 2 million ounces of gold.

For further information about Alamos Gold Inc., please visit our website at www.alamosgold.com or contact:

John A. McCluskey	**Victoria Vargas de Szarzynski**
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Fax: 416-368-2934	Fax: 416-368-2934
Email: jmccluskey@alamosgold.com	Email: vvargas@alamosgold.com

_____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

June 18, 2004	By: /s/ Sharon L. Fleming
Date	Sharon L. Fleming
	Corporate Secretary